Exhibit 99.1

Abits Group Announces Results of Annual Meeting of Shareholders

Hong Kong, November 24, 2025 (GLOBE NEWSWIRE) – Abits Group Inc (the “Company”) (NASDAQ: ABTS), a digital data center operator specializing in bitcoin self-mining operations, today announced the results of its 2025 Annual Meeting of Shareholders held on November 21, 2025 in Hong Kong.

At the meeting, the shareholders:

●	Elected Conglin (Forrest) Deng, Lionel Choong Khuat Leok, Tao Xu, Chuan Zhan, and Yanyan Sun to its Board of Directors; and
●	Ratified the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025.

About Abits Group Inc

Abits Group Inc (formerly, Moxian (BVI) Inc), a British Virgin Islands business company formed in May 2021, is the surviving company following its merger with Moxian, Inc. in August 2021. Abits Group Inc is a new generation digital company, with self-mining operations in the State of Tennessee through wholly owned U.S. subsidiaries.

Forward-Looking Statements

This announcement contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934 as amended. These forward-looking statements are based on the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and may be governed by terms such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” “in progress,” “goal,” “guidance expectations” and similar statements are identified. The company may also include in its periodic reports to the US Securities and Exchange Commission (“SEC”), annual reports to shareholders, press releases and other written materials, as well as oral statements from third parties to the company’s management, directors or employees. Any statements that are not historical facts, including statements about the company’s philosophy and expectations, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These factors and risks include, but are not limited to, the following: company’s goals and strategies; future business development; financial status and operating results; expected industry growth; the relationship between the company and strategic partners; industry competition; and policies and regulations related to the company’s structure, business and industry. More detailed information about these and other risks and uncertainties is included in the company’s filings with the SEC. All information provided in the company’s introduction is the latest information as of the date of publication of the company. Except as provided by applicable law, the company is not obligated to update such information.

For further information, please contact:

Abits Group Inc

Investor Relations

T: +852 3959 8605

F: +852 3959 8800

ir@abitgrp.com